

August 25, 2020

Robert Weinstein
Chief Financial Officer
Neurotrope Bioscience, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, NY 10036

> **Re: Neurotrope Bioscience, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 30, 2020**
> **CIK No. 0001571934**

Dear Mr. Weinstein:

We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your filed registration statement, we may have additional comments.

Form S-1 Registration Statement Confidentially Submitted on July 30, 2020

General

1.   Please make corresponding changes to this filing to ensure your disclosure is consistent with any revisions to the proxy statement/prospectus that is a part of the Form S-4 (File No. 333-240064) registration statement Petros Pharmaceuticals, Inc. filed, which the staff is currently reviewing.

Notes to Unaudited Pro Forma Condensed Financial Statements
2. Pro Forma Adjustments, page 62

2.   Please explain your basis for omitting a pro forma adjustment to exclude $750,000 and $200,000 of general and administrative expenses "related to public company's expenses," as described in pro forma adjustment J in your previously-filed Form S-4.

Exhibit Index
Exhibit 3.1, Amended and Restated Certificate of Incorporation of Neurotrope Bioscience, Inc., page II-5

3.   We note the Eleventh article of your Amended and Restated Certificate of Incorporation provides that the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for certain actions, including derivative actions, except for any claim "which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction." Please revise to clearly and prominently describe this provision in the description of your capital stock section. Further, disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Additionally, consider adding a risk factor describing any associated risks or other impacts on investors, including that such provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Franklin Wyman at 202-551-3660 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Eric Envall at 202-551-3234 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Jeffrey P. Schultz, Esq.